June 14, 2006

Mail Stop 4561

Sam Qian
President and Chief Financial Officer
Room 610B, 6/F, Ping'an Mansion
No. 23 Financial Street
Beijing 100032, People's Republic of China

>   **Re: China Finance Online Co. Limited**
>   **Form 20-F for the year ended December 31, 2005**
>   **Filed 5/23/06**
>   **File No. 000-50975**

Dear Mr. Qian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Key Information

A. Selected Financial Data, page 4

1.   In future filings, please revise the table on page 5 to distinguish between dividends declared per ordinary share and preference share. Please also disclose the dividends declared per share denominated in renminbi. Refer to Item 3.A of Form 20-F.

Consolidated Statements of Cash Flows, page F-6

2.   Please tell us why the effect of exchange rate changes for each period is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-11

3.   We note that you recognized VAT rebates as revenue. Please explain what VAT rebates represent and advise us of your basis in US GAAP for this accounting treatment. Please tell us how you determined this to be revenue and not a reimbursement of expense.

4.   You state that the Company does not have sufficient vendor specific objective evidence to allocate the revenue to the various elements of the arrangement and therefore you recognize the revenue ratably over the life of the arrangement. In your response, tell us what all of the elements of the arrangement are and what allows you to recognize revenue ratably. For reference see paragraph 12 of SOP 97-2.

Note 4. Cost Investment

5.   Tell us how you determined that this investment should be accounted for under the cost method and not the equity method of accounting. How have you determined that you do not exert significant influence over the investee? For reference see APB 18.

Note 14. Segment and Geographic Information, page F-25

6.   We note that advertising revenues have become material to total revenues. In future filings please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS 131.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief